08003460

FraserPapers

FILE No. 82-34837

June 12, 2008

SEC
Mail Processing
Section

JUN 26 2008

Washington, DC
105

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Report of Voting Results dated May 9, 2008;
2. Confirmation of Mailing dated May 13, 2008 from Transfer Agent; and
3. Interim Report to Shareholders for the Three Months Ended March 29, 2008.

If the Commission has any questions with respect to this letter or its enclosures, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
JUL 03 2008
THOMSON REUTERS

by: ______________________
Marina Mueller
Assistant Corporate Secretary

Enclosures

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

Marina Mueller
Assistant Corporate Secretary

FraserPapers

May 9, 2008

VIA SEDAR

To the securities regulatory authorities
of each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re: Fraser Papers Inc. —Report of Voting Results pursuant to section 11.3 of National Instrument *51-102 Continuous Disclosure Obligations* ("NI 51-102")

Following the annual meeting of shareholders of Fraser Papers Inc. (the "Corporation") held on May 1, 2008 in Toronto, Ontario (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following.

At the Meeting there were 477 shareholders represented in person or by proxy holding 43,854,477 common shares, representing 87.4% of the 50,166,789 issued and outstanding common shares.

Resolution #1 - Election of Directors
On a show of hands, the Chairman declared that the shareholders ratified the resolution for the election of directors for the following nominees: Rorke B. Bryan, Jack L. Cockwell, Paul E. Gagné, Dominic Gammiero, J. Peter Gordon, Robert J. Harding, Aldéa Landry, Margot Northey and Samuel J.B. Pollock.

Resolution #2 - Appointment of Auditors
On a show of hands, the Chairman declared that the shareholders ratified the resolution for the appointment of Ernst & Young LLP as Auditors and to authorize the directors to fix their remuneration.

Resolution #3 - Stock Option Plan Amendments
The shareholders ratified the resolution authorizing amendments to the Corporation's Stock Option Plan, as more particularly described in the Management Proxy Circulated dated March 10, 2008:

For:	40,304,571
Against:	3,453,668
Total:	43,758,239

There were no other matters coming before the meeting that required a vote by the shareholders.

Yours truly,

FRASER PAPERS INC.

signed *"Marina Mueller"*

Assistant Corporate Secretary

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8635
Fax 416-359-8606
mmueller@toronto.fraserpapers..com
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

CIBC Mellon Trust Company

May 13, 2008

mmueller@toronto.fraserpapers.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

L'Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: FRASER PAPERS INC.

The following were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on May 13, 2008:

- X Letter (to those shareholders who requested to receive French material only)
- X Interim Report for the Three Months Ended March 29, 2008

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Associate Manager, Trust Central Services

bb/CM_FraserPapersInterim

Rule 12g3-2(b)
Exemption No. 82-34837



FraserPapers

INTERIM REPORT TO SHAREHOLDERS

For the Three Months Ended March 29, 2008

(All financial references are in U.S. dollars unless otherwise noted)

	Three Months Ended		
US$MILLIONS, EXCEPT PER SHARE AMOUNTS	**Mar 29, 2008**	Dec 31, 2007	Mar 31, 2007
EBITDA	**$ (11.9)**	$ (17.3)	$ (2.0)
Loss	**$ (19.1)**	$ (20.4)	$ (9.9)
Per share	**$ (0.44)**	$ (0.69)	$ (0.34)

In the first quarter ended March 29, 2008, we generated a net loss of $19.1 million or $0.44 per share. Input cost pressures and weak lumber markets offset continuing operating improvements and higher pricing realized in our paper and pulp operations.

QUARTERLY PROGRESS HIGHLIGHTS

- Realized higher average prices from paper sales of 5% or $44 per ton over fourth quarter results and hardwood pulp increases of $12 per tonne or 2%. Additional revenue generation during the quarter was $7.4 million.

- Continued operational improvements added $9.5 million during the quarter, compared to the same quarter last year, but were offset by $10.1 million in increased fibre, energy and chemical prices and an $11.5 million impact from a higher Canadian dollar.

- Reduced debt with the closing of a $60 million rights offering to shareholders. Our net debt to net debt plus equity ratio was lowered to 11% at quarter end.

- Subsequent to the quarter end, increased availability under our credit facilities with a $25 million expansion and a three-year extension to our existing $95 million working capital line.

Similar to other producers in the sector, we continued to be challenged by cost pressures in the quarter. We have shown improvement in a number of areas through energy efficiency, higher throughput in our paper and pulp operations, operating efficiency and reductions in fixed costs. Despite these accomplishments, rising input costs continue to outpace our operating initiatives. We believe that our efforts to improve our top line, reduce costs at our operations, pay down debt and increase our liquidity will ultimately be rewarded.

RESULTS OF OPERATIONS

EBITDA in the first quarter of 2008 was a loss of $11.9 million, compared to an EBITDA loss of $17.3 million in the fourth quarter of 2007 when we took maintenance downtime at two operations for a total impact of $8.5 million. Excluding the impact of planned maintenance downtime in the fourth quarter, EBITDA in the first quarter was $3.1 million lower. The impact of increased prices for oil, purchased fibre and chemicals were only partly offset by increased selling prices for many of our paper and pulp products. Relative to the fourth quarter, we achieved price and mix improvement of $7.4 million, but cost increases related to uncontrollable inputs offset most of this benefit. The impact of foreign exchange on our Canadian operations during the quarter was modestly favorable compared to the fourth quarter as exchange rates averaged C$1.00=US$1.00 compared to C$1.00=US$1.02 in the fourth quarter. We realized a further improvement of C$1.00=US$0.98 for the quarter as a result of our cash flow hedging program.

Compared to results in the first quarter of 2007, we were negatively impacted by $10.1 million from higher costs for fibre, energy and chemicals. In addition, the rise in the Canadian dollar from C$1.00=US$0.85 added $11.5 million to costs due to the negative currency impact on our costs. These cost increases were partly offset by higher selling prices, improved fibre and energy usage and other cost reductions.

During the first quarter of 2008, realized prices for our paper products improved by $44 per ton or 5% over the fourth quarter of 2007 as we implemented price increases in most of our specialty printing and packaging segments. Commodity groundwood markets were strong reflecting supply tightness and allowing for better price realizations, albeit on lower volumes. Compared to the first quarter of 2007, average net selling prices for our paper products improved by $24 per ton or 2.5%.

Total paper shipments were 3% higher than the first quarter of 2007, despite reduced production capacity as a result of the permanent closure of two paper machines during 2007. The increase included a 28% increase in shipments of specialty packaging paper and a 32% increase in high-bright groundwood grades. Shipments of specialty printing grades were 27% lower reflecting the substitution of groundwood papers in traditional freesheet applications.

Shipments of northern bleached hardwood kraft pulp from our pulp mill in Thurso, Quebec increased 13% over the fourth quarter of 2007, when the mill took one week of downtime for annual maintenance. Shipments also improved 13% over the first quarter of 2007 as our pulp operations benefited from improved production and strong demand. Pulp markets continued to be strong in the quarter as reference prices increased 16% over the first quarter of 2007, reflecting tight global supply and increased demand in Europe and Asia.

Lumber markets remained weak during the quarter reflecting the continued downturn in the U.S. housing market. Sales volumes were down 37% from fourth quarter levels and 40% from the first quarter of 2007 as we took significant downtime at three of our four sawmill operations. Our mills in Plaster Rock and Juniper, New Brunswick were down for the entire quarter while our mill in Ashland, Maine was shut down for eight weeks. These three mills have combined annual capacity of 330 MMfbm.

BUSINESS INITIATIVES

Price and Product Mix Improvement
In response to rising input costs and other market influences, we implemented price increases across our paper product lines during the quarter resulting in an average increase of $44 per ton of paper, including the mix impact. The net impact over the fourth quarter was $6.7 million. Higher prices related to our sales of hardwood pulp of $12 per tonne provided an additional $0.7 million.

Market Focus and Competitive Advantage
Our strategy focuses on innovation and the development of value-added products for niche paper segments that meet our customers' needs. During the first quarter, we increased our shipments of specialty high-bright groundwood grades as well as specialty packaging papers. Shipments of packaging papers were focused on coated bag papers designed to replace plastic and foil. In addition, we increased shipments of our lightweight, treated sandwich wrap papers designed for quick service restaurants.

Margin Improvement and Cost Reduction
Cost input pressures have continued to impact all manufacturers, including Fraser Papers. Since the first quarter of 2007, benchmark prices for oil have increased 73%, the Canadian dollar has strengthened by 17% and fibre and chemical costs have increased by 6%. The combined negative effect of these factors on our results in the quarter was $21.6 million dollars, compared to the first quarter of 2007. We have implemented price increases for all of our pulp and paper products over the past year, but these price increases have not kept pace with cost escalation.

We continue to emphasize initiatives to reduce costs by reducing fixed costs, improving efficiencies and optimizing the use of raw materials. We believe these initiatives will position Fraser Papers to benefit when costs ease.

At the end of the first quarter, we completed the installation of a heat exchange system at our market pulp mill in Thurso, Quebec. The heat exchanger is currently performing at expectations and is expected to result in annual savings of approximately $1.4 million through the reduction in oil consumption.

In 2007, an oil fired boiler and turbine in Edmundston, New Brunswick was shut in conjunction with the permanent closure of two paper machines at our East Papers operations. In the first quarter of 2008, oil consumption at Edmundston was lower by 50,000 barrels resulting in quarterly savings of $3.9 million at today's oil price. Full year savings are expected to exceed $5.0 million. In addition to the oil savings, fixed costs of $1.7 million were eliminated as a result of the paper machine closures.

Our sawmills have been negatively impacted by a 61% drop in housing starts since peak levels in 2006. These sawmills have traditionally provided a strategic supply of economical woodchips to our East Papers operations. However, record low lumber prices have made running the sawmills uneconomic. Alternative woodchip procurement strategies have allowed us to temporarily close our sawmills during this period of low lumber prices.

Financing
On January 22, 2008, we completed the issue of 20.7 million common shares pursuant to a rights offering to our existing shareholders. Total proceeds of C$59.9 million were used to repay amounts outstanding under our revolving credit facility. In support of the rights offering, Brookfield Asset Management Inc. (TSX/NYSE: BAM, Euronext: BAMA) ("Brookfield") purchased 18.8 million shares of Fraser Papers and, as a result, increased its holdings to approximately 70.5% of the total common shares outstanding.

Subsequent to the end of the quarter, we amended our existing revolving credit facility to extend the term of the facility and to increase maximum borrowings under the facility. Maximum borrowings under the facility have been increased to $115.0 million and the term of the facility has been extended three years to April 2011. The increased borrowing capacity is supported by a $25 million guarantee by Brookfield and provides us with adequate liquidity to execute our 2008 business plan.

OUTLOOK

Consolidation and rationalization in the broader paper industry have contributed to a better balance between supply and demand fundamentals in the market. As a result, we experienced positive momentum for pricing of our paper products in the first quarter. While not yet able to offset significant increases in input costs, we anticipate additional price increases will be necessary to respond to these increased pressures. We continue to closely monitor the potential impact on overall sales volumes should the North American economy slow, as expected.

Markets for our northern bleached hardwood pulp remain firm with demand from Europe and Asia at high levels. Recent increases in global hardwood capacity appear to have been fully absorbed. A $20 per tonne price increase was announced for April 1, 2008 and appears to have been implemented.

Lumber prices are not expected to improve materially over the balance of the year, reflecting the severe downturn in the U.S. housing industry. Significant inventories of unsold homes continue to overhang the market. Operation of our four sawmills will be dependent on the availability of economic wood fibre to feed our Edmundston pulp mill and the requirement to process remaining log inventories.

During the quarter, we strengthened our balance sheet with $60 million in proceeds from a rights offering to our shareholders. The issue was backstopped by Brookfield, our largest shareholder. Subsequent to quarter end, we secured a $25 million expansion and a three-year extension to our credit facility. With a longer term and increased borrowing capacity provided by the recent financing, management has the opportunity to focus on the key drivers of the business namely, energy, fibre, throughput and process efficiencies, to achieve further cost reduction at all of our operations.

Peter Gordon
President and CEO

Glen McMillan
Senior Vice President and CFO

April 30, 2008

Note: *This interim report to shareholders contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the potential benefit of price increases, market share, the effectiveness of energy initiatives in reducing oil consumption, the Company's liquidity position, expectations and estimations with respect future market conditions, operation of the Company's sawmills, expectations with respect to the Company's operations or various costs that could impact the business, and the expected impact of specific events on financial results in future quarters. The words "anticipate", "will", "expect", "result", "provide", "continue", "approximately", "can", "depend", and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance, achievements or market position of the Company to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, the U.S. housing industry, demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, the availability of wood fibre, log inventories and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

April 30, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended March 29, 2008, as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2007. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a controlling equity interest in the Company) and all of its subsidiaries. Brookfield owns approximately 70.5% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our business strategy continues to be:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Providing **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Value-added Products

Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are focused on are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 80% of our annual production is in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper

grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers.

To better serve our customers' needs, Fraser Papers has the technical capability to produce high quality printing papers as a freesheet or a groundwood product. This enables us to capture additional value from our product offerings and also increases the value that our customers receive by using Fraser Papers' products. In addition, Fraser Papers' technical support team is regularly in our customers' manufacturing locations, often helping our customers to resolve issues unrelated to the paper we sell them. Fraser Papers' technical support team has worked closely with a number of packaging customers during the quarter to assist them in areas such as improving converting efficiency with a new packaging design and increasing customer production rates to help the customer improve overall performance. In one instance, Fraser Papers worked closely with a customer to resolve problems relating to glue and adhesion that were unrelated to our paper.

Innovation

Product development continues to be an important component of the Company's marketing initiatives. Our strategy is to focus on products that bring value from the service and technical features that differentiate us from our competition. We are developing new products in the label and food service markets as well as new technologies for use in our operations in areas of fibre development and refining. During the first quarter, the Company developed nine new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We achieved our goal of continually developing new products as approximately 19% of the volume in the first quarter represents products that were developed in the past 24 months.

Improved Operating Performance

The manufacture of pulp and paper is a capital intensive business requiring significant investment in large machinery and equipment. It is imperative that these assets perform consistently at a high level in order to ensure the lowest possible cost position. To this end, we have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil costs, two projects focused on energy were announced last year.

- An oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. In the first quarter, oil consumption at Edmundston was lower by 2.1 million gallons compared to the first quarter of 2007, representing a savings of $3.9 million.
- A heat recovery system was installed and commissioned at the end of the first quarter at the Thurso, Quebec pulp mill. The heat exchanger is expected to reduce the mill's fossil fuel use by approximately 10% and reduce greenhouse gas emissions with estimated annual savings of $1.4 million. The system is currently meeting expectations.

Over the past two years, we heavily invested in our sulphite pulp mill in Edmundston, New Brunswick supporting our objective of reducing fibre costs by maximizing internal pulp production and displacing purchased pulp fibre. During the first quarter, the internal pulp production at Edmundston improved to design levels, producing up to 740 tons per day on a sustained basis. However, raw material shortages and other operational difficulties contributed to intermittent downtime, resulting in average daily production for the quarter which was slightly lower than the first quarter of 2007.

Fraser Papers' improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant selling prices, exchange rates and commodity prices. Through focusing on things we can control, Fraser Papers' operating performance improved generating EBITDA improvements of $9.5 million in the first quarter of 2008, when compared to the first quarter of 2007. The cost reduction improvements were derived primarily from improved energy usage, labour and benefit costs due to restructuring and chemical and fibre usage efficiencies. Sales and production volumes were negative compared to the first quarter of 2007 due to the closure of two paper machines during 2007 and the market downtime associated with the sawmills.

PRE-TAX US$MILLIONS	2008 YTD Margin Improvements
Improved Energy Usage	$ 3.2
Sales and Production Volume	(2.7)
Improved Fibre and Material Utilization	3.2
Chemical Usage Efficiencies	1.5
Labour and Other Cost Reductions	4.3
Total	**$ 9.5**

These initiatives served to only partially offset significant cost pressures from fibre, energy and chemical pricing and Canadian / U.S. foreign exchange, which totaled $21.6 million in the first quarter of 2008 compared to the first quarter of 2007.

PRE-TAX US$MILLIONS	2008 YTD Uncontrollable Pressures
Increased fibre pricing	$ (2.0)
Increased energy pricing	(6.6)
Increased chemical pricing	(1.5)
Canadian / U.S. Foreign Exchange	(11.5)
Total	**$ (21.6)**

Recapitalization

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. During the first quarter, the Company issued 20,656,913 common shares under a rights offering for net proceeds of $59.7 million. The proceeds from the offering were used to repay outstanding debt, including $50.0 million which was due on January 31, 2008.

Subsequent to the end of the quarter, the Company amended its revolving credit facility to increase the maximum borrowings under the facility to $115.0 million and extend the term of the facility through April, 2011. The increased borrowing capacity will provide the Company with the liquidity it needs to execute its 2008 business plan.

OVERVIEW

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. The Company continued its focus on operational improvement, implemented a number of energy efficiency initiatives and took downtime at its sawmills in an effort to reduce costs. Despite these initiatives to improve the Company's performance, higher fibre and energy costs, weak lumber markets and the strong Canadian dollar led to negative EBITDA in the quarter. Continued weak housing markets have depressed demand for lumber and other building products. Our Lumber operations, which are integrated with our core Pulp and Paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at only 35% of capacity and continue to generate negative results. Under current market conditions, many sawmills in the Northeast are shut, reducing the available supply of woodchips and putting upward pressure on the price of this key input.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and the lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

	Three months ended		
	Mar 29 2008	Dec 31 2007	Mar 31 2007
Paper operations			
EBITDA[1][3] (US$million)	**(6.8)**	(7.6)	3.2
Less: Impact of outages	**—**	(3.5)	—
Adjusted EBITDA[2]	**(6.8)**	(4.1)	3.2
Adjusted EBITDA Margin ($ per ton)	**(45)**	(26)	21
Adjusted Average Cash Cost[1] ($ per ton)	**1,003**	963	906
Pulp operations			
EBITDA[1] (US$million)	**(0.9)**	(3.7)	1.6
Less: Impact of outages	**—**	(5.0)	—
Adjusted EBITDA[2]	**(0.9)**	1.3	1.6
Adjusted EBITDA Margin ($ per tonne)	**(15)**	24	29
Adjusted Average Cash Cost[1] ($ per tonne)	**595**	565	496
Lumber operations			
EBITDA[1] (US$million)	**(4.2)**	(6.0)	(6.8)
EBITDA Margin ($ per Mfbm)	**(98)**	(90)	(96)
Average Cash Cost[1] ($ per Mfbm)	**299**	356	376

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages.
(3) Prior quarter's EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

Fraser Papers generated an EBITDA loss of $11.9 million in the first quarter of 2008.

Paper operations in the first quarter of 2008 generated an EBITDA loss of $6.8 million. The adjusted EBITDA loss for Paper operations in the fourth quarter of 2007, excluding the impact of a major maintenance outage, was $4.1 million. The impact of higher fibre, chemical and oil pricing more than offset the improved paper pricing for the quarter.

For Paper operations, the EBITDA in the first quarter of 2008 was a decline of $10.0 million compared to the first quarter of 2007. Paper pricing for specialty packaging, specialty printing and commodity freesheet grades increased 3% over the first quarter of 2007, but was offset by increased cash cost due to purchased fibre and energy pricing and the strength of the Canadian dollar which have more than offset the benefit of these paper price increases.

Pulp operations in the first quarter of 2008 generated a negative EBITDA of $0.9 million. This compares to an adjusted EBITDA, excluding the impact of a major maintenance outage, in the fourth quarter of 2007 of $1.3 million. On this basis, EBITDA declined by $2.2 million compared to the fourth quarter of 2007 reflecting higher energy and fibre costs. Pulp markets improved during the quarter with the average realized revenue increasing 2%.

Pulp operations' EBITDA in the first quarter of 2008 has declined by $2.5 million over the EBITDA of the first quarter of 2007 reflecting the effect of the strong Canadian dollar and energy pricing partially offset by an increase in benchmark pricing of $107 per tonne. The Canadian dollar increased from US$0.85 in the first quarter of 2007 to US$0.98 in the first quarter of 2008 (including the effect of cash flow hedging activities, see "Hedging Activities") while benchmark pricing for oil increased by 73% from $60 per barrel to $104 per barrel.

Lumber operations' EBITDA loss of $4.2 million improved by $1.8 million compared to the fourth quarter of 2007 as a result of reduced costs with the temporary closure of the New Brunswick sawmills and the Ashland, Maine sawmill. The lumber market continues to be poor due to weak demand and has deteriorated since the first quarter of 2007 with benchmark pricing down 14% or $45 per Mfbm.

SUMMARY OF QUARTERLY RESULTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2008			
1st Quarter	**$ 180.7**	**$ (19.1)**	**$ (0.44)**
2007			
4th Quarter(1)	186.3	(20.4)	(0.69)
3rd Quarter(1)	172.3	24.7	0.84
2nd Quarter(1)	181.7	(37.6)	(1.28)
1st Quarter(1)	174.4	(9.9)	(0.34)
2006			
4th Quarter	187.2	(11.0)	(0.40)
3rd Quarter	185.1	(6.1)	(0.21)
2nd Quarter	207.7	(18.3)	(0.61)

(1) Prior quarters' EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

FINANCIAL RESULTS

Net sales for the first quarter of 2008 were $180.7 million, as compared to $186.3 million in the fourth quarter of 2007. The decrease was due to higher sales volumes for paper in the fourth quarter as we started to ship ahead of the financial printing season and reduced lumber shipments as a result of market conditions partially offset by improved paper and pulp pricing.

Losses for the first quarter of 2008 were $19.1 million compared to a loss of $20.4 million in the fourth quarter of 2007. The fourth quarter results included $8.5 million related to the negative impact of the outages at the Edmundston co-generation facility and the Thurso pulp mill.

Net sales for the first quarter of 2008 were $180.7 million, as compared to $174.4 million in the first quarter of 2007. The increase was a result of improved pulp and paper pricing offset by reduced lumber sales during the quarter.

Losses for the first quarter of 2008 were $19.1 million, as compared to a loss of $9.9 million in the first quarter of 2007. The decrease in earnings of $9.2 million was mainly due to the strength of the Canadian dollar and increased pricing for energy and chemicals of $19.6 million partly offset by improvements in revenue realizations and fibre pricing, fibre and chemical utilization and other margin improvements of $9.5 million.

In the first quarter, Fraser Papers generated an EBITDA loss of $11.9 million, an improvement of $5.4 million from the fourth quarter of 2007 EBITDA loss of $17.3 million. The fourth quarter included $5.0 million for the Thurso annual maintenance outage and $3.5 million for the Edmundston co-generation facility annual outage.

Realized paper prices improved by $44 per ton compared to the fourth quarter as markets improved for freesheet and groundwood grades. Prices for Fraser Papers' northern bleached hardwood kraft pulp ("NBHK") increased by $12 per tonne due to improved market conditions. Lumber prices declined $22/Mfbm during the quarter as a result of continued poor market conditions. Cost pressures in all of our operations continued as the combined effect of higher fibre, energy and chemical costs resulted in an estimated $5.0 million increase in costs, as compared to the fourth quarter of 2007. See discussion in "Business Segments".

Depreciation expense was $7.4 million in the quarter, as compared to $7.9 million in the comparable period in 2007.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2 million, a decrease in inventories of $0.7 million, an increase in future income tax liabilities of $0.4 million and a decrease in opening deficit as at January 1, 2007 of $2.1 million. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a decrease in the consolidated loss of $0.3 million and $0.2 million for 2008 and 2007 respectively compared to if the Company had not changed its policy.

LIQUIDITY AND CAPITAL RESOURCES

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an outflow of $11.5 million compared to an outflow of $26.2 million during the same quarter of 2007. During the first quarter, Fraser Papers decreased working capital by $1.8 million compared to an increase in working capital of $19.0 million in the first quarter of 2007. Most of the Company's sawmill capacity was closed during the quarter significantly reducing log inventory requirements. Paper finished goods inventory remained flat during the quarter compared to an inventory build during the first quarter of 2007 in support of an expected increase in specialty printing and writing sales volumes. In 2008, the Company anticipates achieving efficiencies which will allow for a reduction in paper inventories through the end of the year.

Operating cash flow before changes in working capital declined by $6.1 million compared to the first quarter of 2007 primarily as a result of lower EBITDA. The Company's ability to generate positive future cash flow is dependent upon many factors, some of which are beyond the control of the Company. As such, the Company continues to focus on initiatives to reduce costs by reducing fixed costs, improving efficiencies and optimizing the use of raw materials. The Company believes these initiatives will position Fraser Papers to benefit when costs return to historic levels resulting in improved operating cash flows.

Net Debt and Capital Resources

During the quarter, Fraser Papers completed a rights offering (the "Offering") under which the Company granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. The Company received $59.7 million in proceeds under the Offering and repaid indebtedness, including $50.0 million in temporary financing that was due January 31, 2008.

Subsequent to end of the quarter, the Company increased the maximum borrowings under its revolving credit facility with its current lender from $90.0 million to $115.0 million. The term of the amended credit facility was extended to April 2011. Borrowings under the facility will continue to be secured by a first charge against accounts receivable and inventory. The increase in maximum borrowings was supported by Brookfield who has provided a guarantee for up to $25.0 million in borrowings under the facility. As security for this guarantee, Fraser Papers has provided Brookfield with a fixed charge on certain of Fraser Papers' property, plant and equipment.

Total borrowings under the credit facility at March 29, 2008 were $34.8 million. In addition, the Company had utilized $43.1 million of the facility in support of letters of credit. After giving effect to the increase in the credit facility to $115.0 million, maximum borrowings available under the amended credit facility were $37.1 million.

Net debt including bank indebtedness as of March 29, 2008 was $41.1 million, resulting in a net debt to net debt plus equity ratio of 11%. The Company regularly meets with third party institutions to discuss additional financing opportunities. The Company believes that its conservative capital structure, increased borrowing capacity under the amended credit facility and possible future sources of capital provide adequate liquidity for the Company to complete its 2008 business plans.

CAPITAL INVESTMENTS

For the quarter, capital investments totaled $3.4 million compared to $3.6 million in the first quarter of 2007. Capital investments in the first quarter were targeted towards maintenance of property, plant and equipment.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $4.8 million in the first quarter of 2008, a decrease of $1.7 million from the comparable period in 2007. The decreased funding is due to a lower funding requirement for certain of the plans and a better overall funded position.

Benefit plan expense for the quarter was $4.1 million as compared to $2.6 million in the comparable quarter in 2007. The increase is due to a settlement expense of $1.3 million related to the partial wind-up of a pension plan related to the sale of our timberlands in 2006.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of March 29, 2008:

US$MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ **34.8**	$ —	$ 34.8	$ —	$ —
Operating leases	**0.8**	0.5	0.3	—	—
Purchase obligations	**9.9**	9.9	—	—	—
Total contractual obligations	$ **45.5**	$ 10.4	$ 35.1	$ —	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Brookfield has provided a guarantee to Fraser Papers' lenders in support of Fraser Papers' credit facility. The maximum amount of the guarantee is $25.0 million. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to Fraser Papers' lenders. As security, Fraser Papers has provided Brookfield with a fixed charge on certain of Fraser Papers' property, plant and equipment.

Norbord Inc. (the former parent company of Fraser Papers) has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At March 29, 2008, the maximum potential amount of the obligations guaranteed was estimated to be $3.8 million. These guarantees have not been included in the table above.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian Timber Income Fund ("Acadian") to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. At March 29, 2008, the maximum potential amount of the obligation is $0.7 million.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of March 29, 2008, the Company had CAD$33.5 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities. During the quarter, the Company realized $0.6 million of losses on these contracts and at March 29, 2008, the unrealized losses on these contracts amounted to $0.3 million.

As of March 29, 2008, the Company had $63.8 million in net forward foreign exchange contracts outstanding as a hedge against future net Canadian dollar cash flows. These contracts have varying maturity dates in 2008. During the quarter, the Company realized $1.6 million of gains related to foreign exchange contracts. At March 29, 2008, the unrealized gains on outstanding contracts amounted to $0.4 million. After giving effect to the gains on these hedges, the average realized exchange rate during the quarter was C$1.00 = US$0.98 compared to published average rate of C$1.00 = US$1.00.

Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the Consolidated Statements of Operations and Deficit, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in Consolidated Statements of Other Comprehensive Income until such time that the Canadian dollar-denominated cash flows being hedged are realized.

OPERATING RESULTS

Fraser Papers operates one business segment comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four sawmills.

Products include Paper (including specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel), as well as hardwood pulp (Pulp) and softwood lumber (Lumber).

Paper Operations

The Company owns and operates a paper mill in Gorham, New Hampshire and an integrated pulp and paper facility in Edmundston, New Brunswick / Madawaska, Maine (East Papers).

	Three months ended		
	Mar 29 2008	Dec 31 2007	Mar 31 2007
Sales (US$millions)	**148.6**	147.6	141.9
EBITDA (US$millions)(3)	**(6.8)**	(7.6)	3.2
EBITDA ($ per ton)	**(45)**	(48)	21
EBITDA margin(1)	**(5%)**	(5%)	2%
Shipments (000 tons)			
Specialty packaging	**23**	19	18
Specialty printing	**51**	57	69
Commodity freesheet papers	**18**	17	11
Specialty high-bright groundwood	**33**	26	25
Commodity groundwood	**17**	28	17
Towel	**10**	11	9
	152	158	149
Average Revenue Realized ($ per ton)			
Specialty packaging	**1,173**	1,141	1,162
Specialty printing	**1,027**	995	986
Commodity freesheet papers	**867**	874	863
Specialty high-bright groundwood	**864**	852	871
Commodity groundwood	**843**	727	750
Towel	**841**	842	772
Weighted Average ($ per ton)	**962**	918	938
Average Cash Operating Cost ($ per ton)	**1,003**	985	906
Reference Prices ($ per ton)(2)			
50# offset rolls	**860**	853	827
22.1# white directory	**745**	740	740

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").
(3) Prior quarter's EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

Market conditions continue to improve for specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 1% or $7 per ton over the previous quarter and 4% or $33 per ton over the same quarter in 2007.

Fraser Papers' strategy is to target market segments where the Company can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight freesheet papers. In the first quarter of 2008, Fraser Papers had approximately 80% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty packaging or printing segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes increased by 4,000 tons compared to the fourth quarter of 2007 due to increased demand for pet food bags. Specialty packaging pricing in the first quarter of 2008 increased by $32 per ton compared to the fourth quarter of 2007.

Specialty printing papers include uncoated freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers shipment volumes decreased by 6,000 tons compared to the fourth quarter of 2007. Certain uncoated freesheet applications have switched to groundwood containing papers in response to increased selling prices. Fraser Papers' technical capabilities have allowed us to assist our customer base in this transition. Specialty printing shipments were lower than the first quarter of 2007 as a result of the permanent closure of two paper machines and the migration of financial printing papers from freesheet to Fraser Papers' specialty high-bright groundwood.

In the first quarter, the volume for commodity freesheet increased slightly by 1,000 tons from the fourth quarter of 2007. Fraser Papers continues to narrow its focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood papers include products that are used for financial printing and other applications where a high performance and superior print quality are required. Compared to the fourth quarter of 2007, Fraser Papers' shipments of specialty groundwood products increased 7,000 tons and average revenue realized increased $12 per ton.

Compared with the fourth quarter of 2007, Fraser Papers' shipments of commodity groundwood products decreased 11,000 tons as we increased the volumes of specialty high-bright groundwood grades.

Three months ended March 29, 2008 compared to three months ended December 31, 2007

The Paper operations generated negative EBITDA of $6.8 million in the first quarter on sales of $148.6 million. This compares to negative EBITDA of $7.6 million in the fourth quarter of 2007 on sales of $147.6 million. The fourth quarter of 2007 included a charge of $3.5 million for a planned co-generation facility outage in Edmundston.

The Paper operations generated negative EBITDA in the first quarter of $6.8 million compared to negative adjusted EBITDA, adjusting for the effects of the outage, of $4.1 million in the fourth quarter of 2007. Selling prices improved by $44 per ton as the Company implemented a number of price increases in the quarter. Unfortunately, these price increases were more than offset by increased costs for energy, fibre and chemicals.

Three months ended March 29, 2008 compared to three months ended March 31, 2007

The Paper operations generated negative EBITDA of $6.8 million in the first quarter on sales of $148.6 million. This compares to EBITDA of $3.2 million in the first quarter of 2007 on sales of $141.9 million. Higher selling prices and improved volumes contributed to improved sales. These improvements were more than offset by increased costs for fibre, energy, and the effect of the stronger Canadian dollar. The Canadian dollar realized in the first quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.85 in the first quarter of 2007.

Pulp Operations

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec.

	Three months ended		
	Mar 29 2008	Dec 31 2007	Mar 31 2007
Sales (US$millions)	**21.7**	20.8	12.3
EBITDA (US$millions)	**(0.9)**	(3.7)	1.6
Pulp EBITDA ($ per tonne)	**(15)**	(67)	29
EBITDA Margin(1)	**(4%)**	(18%)	13%
Shipments (000 tonnes)(2)	**62**	55	55
Average Revenue Realized ($ per tonne)(2)	**594**	582	544
Average Cash Operating Costs ($ per tonne)	**595**	656	496
Reference Price ($ per tonne)(3)			
NBHK market pulp	**797**	768	690

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Market conditions continued to improve in the NBHK pulp market with average benchmark pricing rising by 4%, or $29 per tonne over the fourth quarter of 2007 to $797 per tonne. This is an improvement of 16% or $107 per tonne compared to the first quarter of 2007 in the average benchmark pricing.

Fraser Papers directs a portion of its market pulp for internal use. The Company also purchases pulp from third parties to supplement internal production. With improved internal pulp production in the first quarter, the Company's net pulp purchases amounted to 9,000 tonnes in the quarter.

Three months ended March 29, 2008 compared to three months ended December 31, 2007

The Pulp operations generated negative EBITDA of $0.9 million in the first quarter of 2008 on sales of $21.7 million. This was a $2.8 million EBITDA improvement from the previous quarter when the pulp operations generated negative EBITDA of $3.7 million on $20.8 million of sales as the Company took its annual maintenance outage at a cost of $5.0 million. After adjusting for the outage, the deterioration in results was due to higher fibre, oil and chemical prices partly offset by improved selling prices.

Shipments increased by 13% in the first quarter of 2008 due to the annual maintenance outage in the fourth quarter of 2007.

Three months ended March 29, 2008 compared to three months ended March 31, 2007

The Pulp operations generated negative EBITDA of $0.9 million in the first quarter of 2008 on sales of $21.7 million. This was a $2.5 million decrease in EBITDA from the previous year's quarter when the Pulp operations generated EBITDA of $1.6 million on $12.3 million of sales. The $2.5 million decrease was primarily due to the stronger Canadian dollar partially offset by improved market conditions with a realized revenue increase of 9%. The Canadian dollar realized in the first quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.85 in the first quarter of 2007.

Shipments increased by 13% in the first quarter of 2008 compared to the first quarter of 2007 due to improved pulp mill productivity.

Lumber Operations

Lumber operations are comprised of four sawmills located in Plaster Rock, New Brunswick; Juniper, New Brunswick; Ashland, Maine and Masardis, Maine.

	Three months ended		
	Mar 29 2008	Dec 31 2007	Mar 31 2007
Sales (US$millions)	**10.4**	17.9	20.2
EBITDA (US$millions)	**(4.2)**	(6.0)	(6.8)
EBITDA ($ per Mfbm)	**(98)**	(88)	(96)
EBITDA Margin[2]	**(40%)**	(34%)	(34%)
Shipments (MMfbm)	**43**	68	71
Average Revenue Realized ($ per Mfbm)	**242**	264	285
Average Cash Operating Cost ($ per Mfbm)	**299**	356	376
Reference Price ($ per Mfbm)[1]			
Boston SPF 2X4 #2&Btr	**284**	307	329

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.

Market conditions continued to be very weak for our Lumber operations due primarily to the decline in U.S. housing activity where annual construction starts have declined from their peak of an annualized 2.3 million in January 2006 to an annualized 0.9 million in March 2008. Average benchmark lumber prices (Eastern Boston SPF 2X4) decreased a further 7% or $23 per Mfbm from the fourth quarter of 2007. Consequently, Fraser Papers' net revenue realized decreased 8% compared to the fourth quarter.

In the first quarter, the Company took market-related downtime for 13 weeks at the Plaster Rock and Juniper sawmills and eight weeks at the Ashland sawmill. In the third quarter of 2007, Fraser Papers entered into an agreement to secure alternative woodchips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper sawmill for up to eleven months.

Three months ended March 29, 2008 compared to three months ended December 31, 2007

The Lumber operations generated negative EBITDA of $4.2 million in the first quarter of 2008 on sales of $10.4 million. This compares to negative EBITDA in the fourth quarter of 2007 of $6.0 million on sales of $17.9 million. EBITDA improved by $1.8 million over the fourth quarter as significant fixed costs were eliminated as a result of the market-related downtime taken during the quarter.

Three months ended March 29, 2008 compared to three months ended March 31, 2007

The Lumber operations generated negative EBITDA of $4.2 million in the first quarter of 2008 on sales of $10.4 million. This compares to negative EBITDA in the first quarter of 2007 of $6.8 million on sales of $20.2 million. EBITDA improved by $2.6 million over the first quarter of 2007 due to lower fixed costs as a result of the market-related downtime taken during the quarter.

Shipments in the first quarter of 2008 were lower by 28 MMfbm than the first quarter of 2007 as a result of the downtime at the New Brunswick sawmills.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the March 29, 2008 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2007, except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines in 2007 and the impairment are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as those disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2007.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, market share, the effectiveness of energy initiatives in reducing oil consumption, anticipated selling prices for products, the Company's liquidity position, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following restructuring and other initiatives, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "feel", "can", "continue", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Consolidation and rationalization in the broader paper industry have contributed to a better balance between supply and demand fundamentals in the market. As a result, Fraser Papers experienced positive momentum for pricing of its paper products in the first quarter. While not yet able to offset significant increases in input costs, the Company anticipates additional price increases will be necessary to respond to these increased pressures. The Company continues to closely monitor the potential impact on overall sales volumes should the North American economy slow, as expected.

Markets for the Company's northern bleached hardwood pulp remain firm with demand from Europe and Asia at high levels. Recent increases in global hardwood capacity appear to have been fully absorbed. A $20 per tonne price increase was announced for April 1, 2008 and appears to have been implemented.

Lumber prices are not expected to improve materially over the balance of the year, reflecting the severe downturn in the U.S. housing industry. Significant inventories of unsold homes continue to overhang the market. Operation of the Company's four sawmills will be dependent on the availability of economic wood fibre to feed its Edmundston pulp mill and the requirement to process remaining log inventories.

During the quarter, Fraser Papers strengthened its balance sheet with $60 million in proceeds from a rights offering to its shareholders. The issue was backstopped by Brookfield, the Company's largest shareholder. Subsequent to quarter end, the Company secured a $25 million expansion and a three-year extension to its credit facility. With a longer term and increased borrowing capacity provided by the recent financing, the Company's management has the opportunity to focus on the key drivers of the business namely, energy, fibre, throughput and process efficiencies, to achieve further cost reduction at all its operations.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$MILLIONS	Three months ended Mar 29 2008	Dec 31 2007	Mar 31 2007
Loss	**$ (19.1)**	$ (20.4)	$ (9.9)
Add: Interest expense, net	**0.7**	1.8	1.3
Less: Income tax recovery	**(0.9)**	(5.0)	(0.7)
Add: Restructuring Charges	**—**	(0.6)	—
Add: Other	**—**	(0.3)	(0.6)
Add: Depreciation	**7.4**	7.2	7.9
EBITDA	**$ (11.9)**	$ (17.3)	$ (2.0)

NET DEBT

US$MILLIONS	As at Mar 29 2008	Dec 31 2007
Long-term debt	**$ —**	$ —
Less: Cash and short term-notes	**—**	—
Add: Bank indebtedness	**6.3**	4.3
Add: Borrowings under Credit facility	**34.8**	81.6
NET DEBT	**$ 41.1**	$ 85.9

NET DEBT TO NET DEBT PLUS EQUITY

US$MILLIONS	As at Mar 29 2008	Dec 31 2007
Net Debt	**$ 41.1**	$ 85.9
Add: Equity	**333.9**	292.9
Net Debt Plus Equity	**$ 375.0**	$ 378.8
Net Debt	**41.1**	85.9
Divided by: Net Debt Plus Equity	**$ 375.0**	$ 378.8
NET DEBT TO NET DEBT PLUS EQUITY	**11%**	23%

CASH COST

US$MILLIONS	Three months ended Mar 29 2008	Dec 31 2007	Mar 31 2007
Net Sales	**$ 180.7**	$ 186.3	$ 174.4
Less: EBITDA	**11.9**	17.3	2.0
CASH COST	**$ 192.6**	$ 203.6	$ 176.4

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
MARCH 29, 2008

(unaudited)

US$MILLIONS	As at Mar 29, 2008	As at Dec 31, 2007
Assets		
Current assets:		
Accounts receivable	**$ 96.2**	$ 99.1
Inventory	**125.1**	124.2
Future income taxes	**0.5**	0.2
	221.8	223.5
Property, plant and equipment	**261.9**	266.2
Other assets	**54.7**	56.5
	$ 538.4	$ 546.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	**$ 6.3**	$ 4.3
Accounts payable and accrued liabilities	**104.6**	106.4
Current debt *(note 4)*	**—**	81.6
	110.9	192.3
Long-term debt *(note 4)*	**34.8**	—
Other liabilities	**54.7**	56.1
Future income taxes	**4.1**	4.9
Shareholders' equity *(note 7)*	**333.9**	292.9
	$ 538.4	$ 546.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
MARCH 29, 2008

(unaudited)

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended Mar 29 2008	Three Months Ended Mar 31 2007
Net sales	**$ 180.7**	$ 174.4
Cost of goods sold	**185.6**	172.1
Selling, general and administration costs *(note 5)*	**7.0**	4.3
Loss before the following:	**$ (11.9)**	$ (2.0)
Other	**—**	0.6
Interest income	**0.2**	0.3
Interest expense	**(0.9)**	(1.6)
Loss before depreciation and income taxes	**(12.6)**	(2.7)
Depreciation	**(7.4)**	(7.9)
Income tax recovery *(note 6)*	**0.9**	0.7
Loss	**$ (19.1)**	$ (9.9)
Loss per share (basic and fully diluted)	**$ (0.44)**	$ (0.34)
Weighted average number of shares (thousands)	***43,281***	*29,510*
Deficit		
Balance, beginning of period	**$(203.0)**	$(162.0)
Change in accounting policy *(note 2)*	**—**	2.1
Loss	**(19.1)**	(9.9)
Balance, end of period	**$(222.1)**	$(169.8)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
MARCH 29, 2008

(unaudited)

US$MILLIONS	Three Months Ended Mar 29 2008	Three Months Ended Mar 31 2007
Loss	**$ (19.1)**	**$ (9.9)**
Changes in unrealized net gains on cash flow hedges	**—**	**0.4**
Changes in unrealized net gains on lumber hedges	**—**	**0.3**
Tax impact of above	**—**	**(0.2)**
Other comprehensive income	**—**	**0.5**
Comprehensive loss	**$ (19.1)**	**$ (9.4)**
Accumulated other comprehensive income		
Balance, beginning of period	**0.2**	**—**
Transition adjustment	**—**	**(0.2)**
Other comprehensive income for the period	**—**	**0.5**
Balance, end of period	**$ 0.2**	**$ 0.3**

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2007

(unaudited)

US$MILLIONS	Three Months Ended Mar 29 2008	Mar 31 2007
Cash provided by (used for):		
Operating Activities		
Loss	**$ (19.1)**	$ (9.9)
Items not affecting cash:		
Depreciation	**7.4**	7.9
Future income taxes *(note 6)*	**(1.0)**	(1.1)
Employment benefit plan expense *(note 5)*	**4.1**	2.6
Other items	**0.1**	(0.2)
Employment benefit plan funding *(note 5)*	**(4.8)**	(6.5)
	(13.3)	(7.2)
Net change in non-cash working capital balances	**1.8**	(19.0)
	(11.5)	(26.2)
Investing Activities		
Net capital investments	**(3.4)**	(3.6)
	(3.4)	(3.6)
Financing Activities		
Proceeds from rights offering *(note 7)*	**59.7**	—
Repayment of long-term debt *(note 4)*	**(50.0)**	
Net borrowings under revolving credit facility	**3.2**	12.0
	12.9	12.0
Increase in bank indebtedness	**$ (2.0)**	$ (17.8)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2007, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2007. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments – Disclosure* and *Section 3863, Financial Instruments – Presentation.*

Inventories
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2, a decrease in inventories of $0.7, an increase in future income taxes liabilities of $0.4 and a decrease in opening deficit as at January 1, 2007 of $2.1. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a decrease in the consolidated loss of $0.3 and loss per share of $0.01, on a basic and fully diluted basis (2007 – $0.2 and nil), compared to if the Company had not changed its policy. Additional disclosures required by the new recommendations are provided in *note 3.*

Capital Disclosures
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about how an entity manages its capital. These disclosures have been described in *note 9.*

Financial Instruments
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about financial instruments and risk management. These disclosures have been described in *note 8.*

Note 3. Inventory

During the quarter, Fraser Papers recorded a charge of $6.3 (2007 – $5.9) in the consolidated statement of operations to reduce the carrying value of certain of its inventories to lower of original cost or net realizable value. No reversals of prior charges were recorded in first quarter of 2007 or 2008.

Note 4. Long-term Debt

In January 2008, the Company completed a rights offering to its shareholders (the "Offering") *(note 7)* under which it received net proceeds of $59.7. The proceeds were used to repay outstanding indebtedness including $50.0 in temporary financing, which was due January 31, 2008.

Subsequent to the end of the quarter, the Company amended its existing revolving credit facility to extend the term of the facility and increase the maximum borrowings under the facility to $115.0. The amended facility bears interest at market rates and is due in April 2011. Borrowings under the facility are secured by a first charge against accounts receivable and inventory of Fraser Papers. At March 29, 2008, $77.9 (2007 – $123.9) of the facility was utilized, $34.8 (2007 – $31.6) for operating bank loans and the balance in the form of letters of credit. The effective interest rate on the facility was 4.8% at March 29, 2008 (2007 – 6.8%).

Interest payments of $0.9 (2007 – $3.0) were made on long-term debt in the first quarter of 2008.

Note 5. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $4.1 (2007 – $2.6). The Company received regulatory approval relating to a partial wind-up of pension plan obligations as a result of a disposition of timberland assets in New Brunswick in 2006 and recorded settlement expense of $1.3 in selling, general and administrative costs.

Employee benefit plan funding amounted to $4.8 (2007 – $6.5).

Note 6. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended	
	Mar 29 2008	Mar 31 2007
Current tax expense	**$ (0.1)**	$ (0.4)
Future income tax recovery	**1.0**	1.1
Income tax recovery	**$ 0.9**	$ 0.7

During the quarter no payments were made for income and income-related taxes (2007 – nil).

Note 7. Shareholders' Equity

	As at Mar 29 2007	As at Dec 31 2007
Common shares – 50,166,789 (2007 – 29,509,876) shares outstanding	**$ 549.7**	$ 490.0
Contributed surplus	**6.1**	5.7
Accumulated other comprehensive income	**0.2**	0.2
Deficit	**(222.1)**	(203.0)
	$ 333.9	$ 292.9

Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. On January 24, 2008, the Company issued 20,656,913 shares and received net proceeds of $59.7.

During the quarter, Fraser Papers issued 1,295,000 stock options with an exercise price of CAD$3.10 to certain officers of the Company. These options have a 10 year life and vest evenly over five years.

Note 8. Financial Instruments and Risk Management

Foreign Currency Rate Risk

Fraser Papers holds certain assets and liabilities in Canadian dollars and incurs a significant portion of its costs in Canadian dollars. From time to time Fraser Papers enters into forward foreign exchange contracts to hedge the impact of foreign exchange rate changes on these assets, liabilities and costs. Fraser Papers does not use derivative financial instruments for speculative purposes.

As at March 29, 2008, the Company had outstanding forward foreign exchange contracts of CAD$33.5 (2007 – CAD$30.0), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The consolidated statements of operations for the quarter ended March 29, 2008 include a realized loss of $0.6 (2007 – gain of $0.8) on matured forward foreign exchange contracts and an unrealized loss of $0.3 (2007 – gain of $0.1) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized losses or gains on the net monetary liabilities being hedged.

As at March 29, 2008, the Company had forward foreign exchange contracts of $63.8 (2007 – $42.4) as a hedge of anticipated future Canadian dollar cash outflows. These contracts have varying maturity dates in 2008. The consolidated statements of operations for the quarter ended March 29, 2008 include a realized gain of $1.6 (2007 – loss of $0.2) on matured forward foreign exchange contracts. An unrealized gain of $0.4 (2007 – $0.1) is recorded in other comprehensive income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Credit Risk

Fraser Papers does not have a trade receivable balance greater than $8.6 from any individual customer as at March 29, 2008 (2007 – $7.9). The Company reviews a customer's credit rating before extending or increasing credit and conducts regular reviews of existing customers' credit performance. No amounts related to bad debts were expensed in 2008 or 2007. The allowance for doubtful accounts as at March 29, 2008 is $0.2 (2007 - $0.2).

Sensitivity Information

Fluctuations in market prices, exposes the Company to potential negative effects from market risk, which is composed of changes in currency exchange rates (currency risk), changes in interest rates (interest rate risk) and changes in the selling prices of the Company's products (price risk).

Currency Risk

With production facilities in Canada, a significant portion of the Company's operating costs are sourced in Canadian dollars. A one cent change in the foreign exchange rate would have impacted pre-tax loss for the quarter, before the impact of the Company's hedging program, by $0.9.

Interest Rate Risk

Revolving credit facilities available to the Company bear interest at market rates and present risk as interest rates fluctuate. A change in market rates of 100 basis points, would have impacted pre-tax loss for the quarter by $0.1. Interest rate swaps are an available alternative to manage significant fluctuations in interest rates.

Price Risk

Markets for some of Fraser Papers' products are highly competitive and cyclical in nature. From time to time, Fraser Papers enters into commodity futures contracts which serve to hedge a portion of Fraser Papers' future sales against changes in the selling price for these products. Fraser Papers does not use derivative financial instruments for speculative purposes.

Specifically, the Company is exposed to variability in commodity prices on the sale of its paper, pulp and lumber products. A $25/tonne change in the value received on the sale of paper products, would have impacted pre-tax loss for the quarter by $3.8. A $25/tonne change in pulp prices would have affected pre-tax loss for the quarter by $0.2. Pre-tax loss in the quarter would have been impacted by $1.1 with a change in lumber prices of $25/Mbfm. The Company has used pulp and lumber hedges in the past to limit its exposure to variability in commodity pricing and will consider use of these derivatives when appropriate.

For the quarter ending March 31, 2007, Fraser Papers had entered into lumber futures contracts representing 4.7 million board feet of lumber and recognized an unrealized gain of $0.3 in other comprehensive income. No contracts were outstanding or entered into during the quarter.

Note 9. Capital Management

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. Fraser Papers conservatively manages the term of its debt in consideration of the expected life of its net assets. As such, shareholders' equity is maintained at amounts in excess of the carrying value of property, plant and equipment. The Company's current net debt to net debt plus equity ratio is 11%. In order to maintain or adjust the capital structure, the Company may, subject to certain approvals, issue additional shares, buy its own shares on the market, return capital to shareholders, issue debt or repay debt.

The Company monitors capital on the basis of the net debt to net debt plus equity ratio. Net debt is bank indebtedness plus long-term debt, less cash and cash equivalents. Equity comprises all components of shareholders' equity.

During 2008, the Company's strategy with respect to capital is unchanged from the prior year.

Note 10. Commitments and Contingencies

Brookfield Asset Management Inc. (together with its affiliates "Brookfield") has provided a guarantee to the lenders of the Company in support of its credit facility. The maximum amount of the guarantee is $25.0. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to Fraser Papers' lenders. The guarantee is secured by a fixed charge on certain of Fraser Papers' property, plant and equipment.

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $3.8.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian Timber Income Fund ("Acadian") to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. As at March 29, 2008, the maximum potential amount of this obligation is $0.7 (2007 – $3.7).

Note 11. Related Party Transactions

Brookfield is a related party by virtue of owning a controlling equity interest in the Company. Acadian is a related party by virtue of the Brookfield's equity holdings in Acadian. All related party transactions are recorded at the exchange amount.

During the quarter, Fraser Papers purchased approximately $1.4 (2007 – $1.6) of electricity for its Gorham paper mill, from Brookfield. Included in accounts payable and accrued liabilities is $1.4 (2007 – $0.5) related to these purchases.

Fraser Papers has invested in Units of Katahdin Paper Company LLC ("Katahdin"), an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.2 (2007 – $2.1). The investment is accounted for using the cost method and is included in other assets.

During the quarter, Fraser Papers earned a management fee of $2.1 (2007 – $1.8) from Katahdin. Included in accounts receivable is $2.1 (2007 – $2.5) related to these fees.

During the, quarter Fraser Papers sold $0.5 (2007 – $1.3) of goods and services to Katahdin. Included in accounts receivable is $0.4 (2006 – $0.8) related to these sales.

Fraser Papers has entered into 20 year Fibre Supply Agreements with Acadian. During the quarter purchases of fibre from the Fund amounted to $7.4 (2007 – $11.7). Included in accounts payable and accrued liabilities is $0.9 (2007 – $1.0) related to these purchases. In addition the Company's prior equity interest in Acadian generated distributions of $0.6 in the first quarter of 2007.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $200.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At March 29, 2008, the Company has entered into forward foreign exchange contracts of CAD$33.5 (2007 – CAD$30.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $69.3 (2007 – $35.2) as a hedge of anticipated future Canadian dollar cash outflows, under this facility.

Subsequent to the end of the quarter, the Company agreed to pay a guarantee fee to Brookfield in connection with a guarantee to Fraser Papers' lenders in support of Fraser Papers' credit facility. The fee is equal to an annualized rate of 2% of the maximum amount of the guarantee of $25.0 (or $0.5 per year).

Note 12. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

CORPORATE INFORMATION

Corporate Office
Suite 200, 181 Bay Street
Brookfield Place, P.O. Box 762
Toronto, Ontario M5J 2T3
t: 416-359-8605
f: 416-359-8606

Media and Investor Relations
Glen McMillan
Senior Vice President and Chief Financial Officer
e. investorrelations@toronto.fraserpapers.com

Environment
William Manzer
Senior Vice President
Business Strategy and Projects
e. manzerb@fraserpapers.com

Headquarters/Sales Office
Portland Maine
t. 207-523-2350 or 1-877-237-2737

Paper sales
t. 1-800-920-9988

Pulp sales
t. 819-985-5006

Transfer Agent & Registrar
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
t: 416-643-5500 or 1-800-387-0825
e: inquiries@cibcmellon.com

SHAREHOLDER INQUIRIES

Fraser Papers welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to 416-359-8605 or 1-866-969-0061 or via email at investorrelations@toronto.fraserpapers.com.

Inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent, CIBC Mellon Trust Company, whose address appears above.

[illegible] is an integrated specialty paper company which produces a broad range of specialty packaging and [illegible]s. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser [illegible]d on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site [illegible]www.fraserpapers.com.

FraserPapers

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